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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ATLANTIC-PACIFIC CAPITAL INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

ONE DOCK STREET, SUITE 404
(No. and Street)

STAMFORD	CT	06902
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ANTHONY BOSSONE	203-861-5480	TBOSSONE@APCAP.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

REYNOLDS & ROWELLA, LLP
(Name – if individual, state last, first, and middle name)

51 LOCUST AVENUE	NEW CANAAN	CT	06840
(Address)	(City)	(State)	(Zip Code)

04/23/2009		3448	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __ANTHONY BOSSONE_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __ATLANTIC-PACIFIC CAPITAL INC._____, as of __12/31_____, 2__025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _anthony Bossone_

Title:
CHIEF FINANCIAL OFFICER

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Atlantic-Pacific Capital, Inc.
Consolidated Financial Statements
and Supplemental Information
December 31, 2025

Atlantic-Pacific Capital, Inc.
Table of Contents
For the Year Ended December 31, 2025



REYNOLDS + ROWELLA
GUIDANCE BEYOND NUMBERS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Sole Director
of Atlantic- Pacific Capital, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Atlantic-Pacific Capital, Inc. and subsidiaries (the "Company") as of December 31, 2025, the related consolidated statements of operations, comprehensive income and , changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Atlantic-Pacific Capital, Inc. and subsidiaries as of December 31, 2025, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Atlantic-Pacific Capital, Inc.'s management. Our responsibility is to express an opinion on Atlantic-Pacific Capital, Inc.'s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Atlantic-Pacific Capital, Inc. and subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1, Unconsolidated Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 and Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc.'s Unconsolidated Statement of Financial Condition has been subjected to audit procedures performed in conjunction with the audit of Atlantic-Pacific Capital, Inc.'s consolidated financial statements. The supplemental information is the responsibility of Atlantic-Pacific Capital, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

In our opinion, the supplemental information, Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1, Unconsolidated Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 and Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc.'s Unconsolidated Statement of Financial Condition is fairly stated, in all material respects, in relation to the financial statements as a whole.

Reynolds + Rowella, LLP

We have served as Atlantic-Pacific Capital, Inc. and subsidiaries' auditor since 2004.

New Canaan, Connecticut

February 19, 2026

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Financial Condition
As of December 31, 2025

Assets

Current assets

Cash and cash equivalents	$	12,098,642
Placement fees receivable		6,379,888
Interest receivable		185,125
Due from funds		131,259
Other current assets		66,893
Total current assets		18,861,807
Operating lease right-of-use assets		1,346,808
Placement fees receivable		1,325,491
Securitiy deposits		226,422
Property and equipment, net		53,606
Total assets	$	21,814,134

Liabilities and stockholder's equity

Current liabilities

Accrued incentive compensation	$	3,402,474
Deferred revenue		1,130,000
Operating lease liabilities		460,571
Accounts payable and other accrued expenses		365,865
Total current liabilities		5,358,910
Operating lease liabilities		1,045,113
Total liabilities		6,404,023

Stockholder's equity

Common stock		1
Additional paid-in-capital		3,178,610
Retained earnings		13,497,996
Accumulated other comprehensive loss		(1,266,496)
Total stockholder's equity		15,410,111
Total liabilities and stockholder's equity	$	21,814,134

The accompanying notes are an integral part of these consolidated financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Operations
For the Year Ended December 31, 2025

Revenues		
Placement fees	$	21,630,508
Interest income		457,331
Client reimbursed expenses		369,207
Total revenues		22,457,046
Operating expenses		
Compensation and employee benefits		16,664,495
Professional fees		1,518,036
General and administrative		1,406,272
Client reimbursed expenses		369,207
Travel and entertainment		142,549
Depreciation and amortization		56,073
Total operating expenses		20,156,631
Income from operations before income taxes		2,300,414
Income tax provision		89,079
Net income	$	2,211,335

The accompanying notes are an integral part of these consolidated financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Comprehensive Income
For the Year Ended December 31, 2025

Net income	$	2,211,335
Other comprehensive loss		
Foreign currency translation adjustment		(22,119)
Other comprehensive loss		(22,119)
Comprehensive income	$	2,189,216

The accompanying notes are an integral part of these consolidated financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2025

	Common Stock*		Additional Paid-in-Capital		Retained Earnings		Accumulated Other Comprehensive Loss		Total Stockholder's Equity
Balance, December 31, 2024	$	1	$ 3,178,610	$	11,286,661	$	(1,244,377)		13,220,895
Net income		-	-		2,211,335		-		2,211,335
Currency translation adjustment		-	-		-		(22,119)		(22,119)
Balance, December 31, 2025	$	1	$ 3,178,610	$	13,497,996	$	(1,266,496)	$	15,410,111

* 3,000 shares of common stock have been authorized. 100 shares have been issued and remain outstanding with a par value of $.01 per share.

The accompanying notes are an integral part of these consolidated financial statements.

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities

Net income	$ 2,211,335
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of operating lease right-of-use assets	442,526
Depreciation and amortization	56,073
Changes in operating assets and liabilities:	
Placement fees receivable	1,895,447
Interest receivable	(96,823)
Due from funds	14,454
Other current assets	66,059
Security deposits	(188,530)
Accrued incentive compensation	2,430,305
Deferred revenue	450,000
Operating lease liabilities, net	(487,349)
Accounts payable and other accrued expenses	3,693
Net cash provided by operating activities	6,797,190
Effect of foreign exchange rates	(22,119)
Net increase in cash	6,775,071
Cash and cash equivalents - beginning of year	5,323,571
Cash and cash equivalents - end of year	$ 12,098,642

Supplemental cash flow disclosure:

Cash paid during the year for:

Domestic and foreign income taxes	$ 9,382

The accompanying notes are an integral part of these consolidated financial statements.

1.   **Nature of Business**

Atlantic-Pacific Capital, Inc. (the "Company") was incorporated in the State of Delaware on February 9, 1995. The Company is a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority. The Company is also a member of the Securities Investor Protection Corporation.

The Company raises capital from institutional investors for interests in private equity limited partnerships and other private investment vehicles (the "Funds") that are not registered or publicly traded. The Company earns a fee based on a percentage of capital invested or committed to be invested in such Funds. The Company's agreements with its clients typically include a retainer fee and schedule of placement fee payments to be made over an extended period of time with interest after acceptance by a Fund of capital or capital commitments.

The Company's consolidated financial statements include two active wholly-owned subsidiaries, Atlantic-Pacific Capital Limited ("APC Ltd.") and Atlantic Pacific Capital Asia Limited ("APC Asia Ltd."). APC Ltd. operates in London, England, is registered with the Financial Conduct Authority, and markets the services of the Company in Europe with the assistance of its wholly-owned subsidiary in Malta, Atlantic-Pacific Capital Malta Limited ("APC Malta"). APC Asia Ltd. operates in Hong Kong, China, is registered with the Securities and Futures Commission, and markets the services of the Company in Asia. All significant intercompany balances and transactions have been eliminated in consolidation.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The consolidated financial statements of Atlantic-Pacific Capital, Inc. and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America.

Segment Information
The Company, with its subsidiaries in Europe and Asia, conducts business as a single operating segment as a global private capital placement agent, which is based upon the Company's current organizational and management structure, as well as information used by the Company's Chief Executive Officer (the chief operating decision maker, or "CODM") to allocate resources, assess performance and manage the business. The CODM uses the Company's placement fees and income from operations before income taxes, as reported on the consolidated statement of operations, as well as excess net capital (see Note 10), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company derived approximately three-quarters of its placement fee revenue from three external customers in 2025.

All expense categories on the consolidated statement of operations are significant and there are no other significant segment expenses that would require disclosure. Asset data provided to the CODM is consistent with those reported on the consolidated statement of financial condition with particular emphasis on the Company's available liquidity, including its cash and cash equivalents and placement fees receivables, reduced by current liabilities and regulatory capital requirements. The CODM manages the business using consolidated expense information as well as regularly provided budgeted or forecasted expense information for the single operating segment.

Foreign Currency Translation
The Company's reporting currency is the U.S. Dollar. APC Ltd.'s functional currency is the British Pound, its local currency; APC Malta's functional currency is the Euro, its local currency. APC Asia Ltd.'s functional currency is the Hong Kong Dollar, its local currency. All asset and liability accounts of APC Ltd., APC Malta and APC Asia Ltd. are translated into U.S. Dollars at year-end exchange rates and income and expenses are translated into U.S. Dollars using weighted average exchange rates. Resulting translation adjustments are reported as a separate component of other comprehensive income on the statement of consolidated comprehensive income.

Revenue and Expense Recognition
The Company recognizes revenue to depict the transfer of promised services to clients in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. The Company follows a five step model to (a) identify the contract with a client, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the Company satisfies a performance obligation. In determining the transaction price, the Company includes variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company acts as a placement agent for Funds and provides related services. Revenue from placement fees is generally recognized at the point in time that performance under the arrangement is completed (i.e., upon acceptance of capital or capital commitments by a Fund). For certain contracts, the Company must evaluate the likelihood of significant reversal of revenue due to matters outside the Company's control and only recognize revenue up to the amount that a significant revenue reversal is not probable. Revenue for related service fees are recognized at a point in time or over time depending on the service provided. Performance obligations under the contract which are simultaneously provided by the Company and consumed by the client are recognized over time. The Company receives non-refundable retainer fees upon execution of agreements with Funds to provide capital raising services which are recorded as deferred revenue on the consolidated statement of financial condition when received. Retainer fees are recognized as revenue when placement fees are earned to the extent those placement fees exceed the amount of retainer fees received and are included in placement fees on the consolidated statement of operations.

Deferred Revenue

Balance, December 31, 2024	$ 680,000
Additions	1,065,000
Recognized as revenue	(365,000)
Released against receivables	(250,000)
Balance, December 31, 2025	$ 1,130,000

All other income and expenses are recognized when earned and incurred, respectively.

Placement Fees and Interest Receivable and Allowance for Doubtful Accounts
Placement fees receivable are typically due over one to two years commencing upon acceptance of capital or capital commitments by a Fund. Placement fees receivable accrue interest at various rates that range from 6% to 6.75%. The Company recognized $278,768 of interest income on the unpaid balance of placement fees for the year ended December 31, 2025. When there is no stated

interest rate the Company discounts placement fees receivable balances that extend beyond one year at a rate of 6.5%. Placement fees may be prepaid in whole or in part any time without premium or penalty.

Effective January l, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due based on the contractual arrangements and expectations of collection in accordance with industry standards. The Company believes no allowance for doubtful accounts is necessary at December 31, 2025.

Cash and Cash Equivalents
The Company considers all short term investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains cash in bank accounts with two financial institutions, which at times, exceeds the established limit insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2025, the Company's balances exceeded FDIC limits by $1,786,831. The Company also holds $9,811,811 in a US Treasury money market fund. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Incentive Compensation
Pursuant to the Company's discretionary incentive compensation program, certain employees, under specific circumstances, may be compensated at awarded percentages of placement fees and interest earned and received by the Company less operating expenses incurred during a given calendar year. The awards are approved by management at the beginning of each calendar year. The Company recognizes incentive compensation expense quarterly as earned by the employees and is calculated based on placement fees and interest received less operating expenses incurred by the Company. The Company also has a discretionary quarterly bonus program. Incentive compensation is typically paid within 30 days after the end of each calendar quarter. Incentive compensation expense is included in compensation and employee benefits on the consolidated statement of operations and any earned but unpaid incentive compensation is included in accrued incentive compensation on the consolidated statement of financial condition.

Due from Funds
The Company is reimbursed by the Funds for all reasonable travel, telephone, printing, courier, and other out-of-pocket expenses incurred in relation to the capital raising services provided. The Company recognizes an allowance for uncollectible reimbursable expenses due from Funds utilizing the CECL framework. At December 31, 2025, the Company believes no allowance for doubtful accounts is necessary.

Property and Equipment, Net
Property and equipment are recorded at cost. Depreciation and amortization are provided using straight line methods in accordance with accounting principles generally accepted in the United States of America over the estimated useful lives of the assets.

At December 31, 2025, property and equipment consisted of the following:

Asset	Life	Carrying Value
Furniture and fixtures	4 - 7 years	$ 261,905
Leasehold improvements	The lesser of the life of lease or the leasehold improvements	298,717
		560,622
Less accumulated depreciation and amortization		(507,016)
Property and equipment, net		$ 53,606

Operating Leases

The Company recognizes operating lease right-of-use assets and operating lease liabilities associated with the present value of future minimum rental payments required under operating leases that have lease terms of more than 12 months as disclosed in Note 5. Operating leases are expensed on a straight-line basis.

Income Taxes

Atlantic-Pacific Capital, Inc. ("APC, Inc.") has elected to be taxed under the provisions of subchapter "S" of the Internal Revenue Code. Under those provisions, APC, Inc. does not pay federal income taxes on its taxable income. Instead, the stockholder is liable for individual federal income taxes. Based upon various apportionment factors and state and local income tax laws, APC, Inc. may be liable for income taxes in certain states and cities in which APC, Inc. does business.

APC Ltd. is liable for corporation taxes in the United Kingdom based upon its taxable income.

APC Malta is liable for corporation taxes in Malta based upon its taxable income.

APC Asia Ltd. is liable for corporation taxes in Hong Kong, a Special Administrative Region of the People's Republic of China, based upon its taxable income.

Management has evaluated and concluded that the Company has taken no uncertain tax positions that require adjustment or disclosure in the financial statements. The Company's 2022 through 2025 tax years are open for examination by federal, state and local tax authorities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Effective January 1, 2025, the Company adopted Accounting Standards Update (ASU) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 requires enhanced disclosures regarding income taxes, including disaggregated information about income (or loss) from continuing operations before income tax expense (or benefit) by domestic and foreign sources, and income tax expense (or benefit) by federal, state, and foreign jurisdictions. The ASU also requires a more detailed reconciliation of the statutory federal income tax rate to the effective tax rate, with reconciling items presented in specified categories and additional qualitative information for significant items. Further, the ASU requires disclosure of income taxes paid (net of refunds received) disaggregated by jurisdiction. The Company adopted the standard as required for its fiscal year beginning January 1, 2025. The adoption of ASU 2023-09 did not have an impact on

the Company's financial position or results of operations, but resulted in enhanced income tax disclosures.

Use of Estimates in Financial Statements

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimate in the consolidated financial statements is the allowance for doubtful accounts. Actual results may differ from those estimates.

Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

3. **Aged Analysis of Placement Fees Receivable and Due From Funds**

    Placement fees receivable at December 31, 2025 and 2024 was $7,705,379 and $9,600,826, respectively. Due from funds at December 31, 2025 and 2024 was $131,259 and $145,713, respectively.

The following table summarizes the aging of the Company's placement fees receivable and due from funds at December 31, 2025:

	Total Not Past Due	1-59 Days Past Due	60-89 Days Past Due	90 Days Or More Past Due	Total Past Due	Total Receivables
Placement fees receivable	$ 7,705,379	$ -	$ -	$ -	$ -	$ 7,705,379
Due from funds	117,704	-	12,595	960	13,555	131,259
Total	$ 7,823,083	$ -	$ 12,595	$ 960	$ 13,555	$ 7,836,638

4. **Provision for Income Taxes**

As an S Corporation, the Company is generally not subject to federal income taxes at the entity level. Accordingly, the federal statutory tax rate is 0%. The Company is, however, subject to state, local and foreign income taxes in certain jurisdictions. The income tax expense recognized in the accompanying financial statements relates solely to these state, local and foreign income taxes. The most significant reconciling items between the statutory and effective income tax rates are attributable to state, local and foreign income tax expense.

The following table presents a reconciliation of the statutory federal income tax rate to the Company's effective tax rate for the year ended December 31, 2025:

Description	Amount ($)	Percent (%)
Federal statutory rate	$0	0%
State and local income tax expense	$1,512	0.1%
Foreign income tax expense	$87,567	3.8%
Effective tax expense	$89,079	3.9%

For the year ended December 31, 2025, the Company paid income taxes (net of refunds received) of $1,512 to state and local jurisdictions and $7,870 to foreign jurisdictions.

The Company's state and local income tax expense relates to New York State, New York City and California and foreign income tax expense relates to operations in United Kingdom, Malta and Hong Kong.

Income taxes consisted of the following for the year ended December 31, 2025:

Current tax expense		
APC, Inc.	$	1,512
APC Ltd.		76,325
APC Malta Ltd.		11,242
Total current tax expense		89,079
Deferred tax benefit		
APC, Inc.		299,188
APC Asia Ltd		20,863
Less valuation allowance		(320,051)
Total deferred tax benefit		-
Total income tax expense	$	89,079

At December 31, 2025, the Company had net deferred tax assets of $375,294 relating to certain state, local and foreign jurisdictions. The deferred tax assets primarily relate to net operating losses and begin expiring in 17 years. At December 31, 2025, management has recorded a full valuation allowance against the deferred tax assets for all US state and local jurisdictions as well as Hong Kong, leaving a deferred tax asset in the amount of $55,243 for operations in the United Kingdom.

The Company recognizes interest and penalties related to income taxes in income tax expense.

5. **Operating Leases**

The Company leases office space in various cities throughout the United States, Europe and Asia under noncancelable operating leases expiring at various dates through April 2029. The Company has no finance leases.

Operating lease right-of-use assets and liabilities consisted of the following at December 31, 2025:

Assets		
Operating lease right-of-use assets	$	1,346,808
Liabilities		
Operating lease liabilities, current	$	460,571
Operating lease liabilities, long term		1,045,113
Total operating lease liabilities	$	1,505,684

The following is a schedule of future minimum annual lease payments required under these noncancellable operating leases:

Year Ending December 31,		
2026	$	583,306
2027		517,120
2028		485,495
2029		161,832
Total minimum payments required		1,747,753
Less short-term leases		(22,598)
Less imputed interest		(219,471)
Total operating lease liabilities	$	1,505,684

The following is a schedule of total lease cost for the year ended December 31, 2025 which is reflected on the consolidated statement of operations as a component of general and administrative expenses:

Operating lease cost	$	629,674
Short-term lease cost		31,864
Total lease cost	$	661,538

Additional information regarding the Company's leases at December 31, 2025 is as follows:

Cash paid for amounts included in the measurement of operating liabilities $591,258.

Weighted average remaining lease term   3 years

Weighted average discount rate   6.32%

6.   **Profit Sharing Plan and Pension Plan**

The Company (the "Plan Sponsor") sponsors a defined contribution plan covering substantially all of its domestic employees. Contributions at the discretion of the Company are determined as a percentage of each covered employee's compensation and totaled $163,944 for the year ended December 31, 2025. The Company also contributed to individual retirement accounts for its foreign employees in the United Kingdom and Hong Kong and contributions totaled $27,186 for the year ended December 31, 2025.

7.   **Commitments and Contingencies**

In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available at this time there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

8.   Related Party Transactions

The Company's sole stockholder from time to time uses Company resources to provide services to an affiliate also owned by the Company's stockholder. Amounts charged to this affiliate by the Company are at cost and recorded as a reduction of the actual expense incurred. Such amounts charged to the affiliate for the year ended December 31, 2025 totaled $6,499. The Company has been reimbursed $6,499 by the affiliate.

The same affiliate provided goods to the Company in the amount of $3,500 for the year ended December 31, 2025 which has been recorded as office supplies in the consolidated statement of operations. The Company has paid the affiliate for the full amount.

9.   Customer Securities – Possession and Control Requirements

The Company is considered a Non-Covered firm in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff and as a result does not claim an exemption from certain provisions of Rule 15c3-3 under paragraph (k)(2)(i) of the Securities Exchange Act of 1934. The Company does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, does not carry accounts of or for customers and does not carry proprietary securities accounts of broker-dealers.

10.   Net Capital and Aggregate Indebtedness Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and a ratio of aggregate indebtedness to net capital not exceeding fifteen to one.

At December 31, 2025, the Company had net capital of $5,475,548 which was $5,338,235 in excess of the minimum net capital requirement of $137,313. The Company's ratio of aggregate indebtedness to net capital was 0.38 to 1.0.

Supplemental Information
December 31, 2025

Atlantic-Pacific Capital, Inc.
Unconsolidated Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2025

Stockholder's equity		$ 14,706,755
Less: nonallowable assets		
Placement fees receivable		7,705,379
Investment in affiliates		761,750
Security deposits		197,379
Interest receivable		185,125
Due from funds		131,259
Property and equipment, net		53,606
Total nonallowable assets		9,034,498
Less: haircuts		196,709
Net capital		$ 5,475,548
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		137,313
Excess net capital		$ 5,338,235
Excess net capital at 1000 percent		$ 5,269,579
Aggregate indebtedness		
Deferred revenue		$ 1,130,000
Due to affiliates		542,211
Accounts payable and other accrued expenses		228,612
Operating lease liabilities, net		158,876
Total aggregate indebtedness		$ 2,059,699
Ratio: Aggregate indebtedness to net capital		0.38 to 1.0

Reconciliation of Net Capital and Unaudited Net Capital Pursuant to SEC Rule 17a-5(d)(4)
December 31, 2025

The net capital computation above does not differ from the net capital computation filed by the Company per FOCUS Report on January 27, 2026.

Atlantic-Pacific Capital, Inc.
Unconsolidated Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2025

The Company is considered a Non-Covered firm and does not claim an exemption under Rule 15c3-3 (k)(2)(i).

Atlantic-Pacific Capital, Inc.
Reconciliation of Audited Consolidated Statement of Financial Condition to the Atlantic-Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
As of December 31, 2025
(in U.S. dollars)

	Audited Consolidated Statement of Financial Condition	Subsidiaries Excluded, Reclassifications, and Eliminations	Atlantic - Pacific Capital, Inc. Unconsolidated Statement of Financial Condition
Assets			
Current assets			
Cash	$ 12,098,642	$ (1,240,436)	$ 10,858,206
Placement fees receivable	6,379,888	-	6,379,888
Interest receivable	185,125	-	185,125
Due from funds	131,259	-	131,259
Other current assets	66,893	(66,893)	-
Total current assets	18,861,807	(1,307,329)	17,554,478
Operating lease right-of-use assets	1,346,808	-	1,346,808
Placement fees receivable	1,325,491	-	1,325,491
Security deposits	226,422	(29,043)	197,379
Property and equipment, net	53,606	-	53,606
Investment in affiliates	-	761,750	761,750
Total assets	$ 21,814,134	$ (574,621)	$ 21,239,512
Liabilities and stockholder's equity			
Current liabilities			
Accrued incentive compensation	$ 3,402,474	$ (276,224)	$ 3,126,250
Deferred revenue	1,130,000	-	1,130,000
Operating lease liabilities	460,571	-	460,571
Accounts payable and other accrued expenses	365,865	(137,253)	228,612
Due to affiliates	-	542,211	542,211
Total current liabilities	5,358,910	128,734	5,487,644
Operating lease liabilities	1,045,113	-	1,045,113
Total liabilities	6,404,023	128,734	6,532,757
Stockholder's equity	15,410,111	(703,355)	14,706,755
Total liabilities and stockholder's equity	$ 21,814,134	$ (574,621)	$ 21,239,512



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Sole Director
of Atlantic-Pacific Capital, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Atlantic-Pacific Capital, Inc. (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to raising capital from institutional investors and accredited investors for interests in private limited partnerships and other investment vehicles that are not registered or publicly traded. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Atlantic-Pacific Capital, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Atlantic-Pacific Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Reynolds + Rowella, LLP

New Canaan, Connecticut

February 19, 2026



Atlantic-Pacific Capital, Inc.'s Exemption Report

Atlantic-Pacific Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to raising capital from institutional investors and accredited investors for interests in private limited partnerships and other investment vehicles that are not registered or publicly traded and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Atlantic-Pacific Capital, Inc.

I, Anthony Bossone, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Anthony Bossone

Anthony Bossone
Chief Financial Officer
February 9, 2026